Exhibit 99.1

Tricon Announces Sale of its Interest in U.S. Multi-family Portfolio, Generating $315 Million of Proceeds to Reduce Debt and Fund Future Growth

TORONTO--(BUSINESS WIRE)--October 11, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today that it has entered into an agreement to sell its 20% equity interest in its portfolio of 23 Sun Belt apartment buildings (the “Portfolio”). The interest is being acquired by a vertically integrated residential real estate investment and property management company, which will assume all asset and property management responsibilities after a customary transition period. The transaction remains subject to customary closing conditions and is expected to close on or around October 18.

In aggregate, Tricon will receive approximately $315 million of gross proceeds from the sale, including performance fees earned for managing the third-party joint venture through which the Portfolio is held.

Tricon intends to use the net sale proceeds primarily to repay outstanding debt on its corporate credit facility, enhancing its balance sheet flexibility to pursue future growth in its core single-family rental business.

“The sale of our U.S. multi-family business marks a significant step in our quest to simplify our business and focus our balance sheet exposure primarily on single-family rental, where we continue to see strong demand and growth opportunities,” said Gary Berman, President & CEO of Tricon Residential. “Our investment in this portfolio has generated an attractive IRR of over 20% to Tricon since inception, inclusive of fees, and helps validate the difference between private and public market valuations in today’s economic environment.”

“To the dedicated employees that have made our U.S. multi-family business a success: I want to thank you all for your hard work and for consistently going above and beyond to elevate our resident experience,” Mr. Berman added. “We expect the vast majority of onsite property management staff to remain in their roles after a smooth transition to the new owner of the portfolio – a respected operator that shares our principles and commitment to putting the needs of our employees and residents first.”

Eastdil Secured acted as Tricon’s exclusive financial advisor on this transaction.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 41,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This press release contains forward-looking statements and information relating to expected future events and the Company’s financial and operating results and projections that involve risks and uncertainties, including statements regarding the Company’s intentions, growth and investment opportunities, and performance goals and expectations. Such forward-looking information is typically indicated by the use of words such as “will”, “may”, “expects” or “intends”. The forward-looking statements and information contained in this press release include, without limitation, statements regarding: the sale of the Company’s interest in the Portfolio; the proceeds of disposition; the Company’s use of those proceeds and the expected debt reduction and balance sheet impact of that use; and the Company’s intentions for some of its current employees.

If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks and uncertainties include, but are not limited to, the inability to complete the transaction described herein due to the failure to satisfy its requisite conditions, and other risk factors described in the Company’s continuous disclosure materials from time to time, available on SEDAR at www.sedar.com. Accordingly, although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures as well as certain measures of investment performance which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business and investments. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A. The non-IFRS financial measures and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Contacts

Investors

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com

Media

Tara Tucker
Vice President, Communications
Email: ttucker@triconresidential.com